Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

February 29, 2024

Re:	CalTier, Inc.
Offering Statement on Form 1-A/A
Filed February 7, 2024
File No. 024-12371

Ladies and Gentlemen:

On behalf of CalTier, Inc., I hereby request qualification of the above-referenced offering statement at 5:30pm, Eastern Time, on Monday, March 4, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Matthew Belcher

Matt Belcher

Chief Executive Officer

CalTier, Inc.

Cc:	Jamie Ostrow, Esq.
Geoffrey Ashburne, Esq
CrowdCheck Law LLP